Exhibit 16.1

July 6, 2021

Securities and exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the Item 4.01 of Form 8-K dated July 6, 2021 of AquaBounty Technologies, Inc. and are in agreement with the statements contained in the second, third, fourth and fifth paragraphs of page 2 therein. We have no basis to disagree with other statements of the registrant contained therein.

/s/ Wolf & Company, P.C.